Filed by Camden National Corporation Pursuant

to Rule 425 under the Securities Act of 1933

Subject Company: Union Bankshares Company

This filing relates to internal correspondence issued by Camden National Corporation on December 3, 2007. The following is a copy of the information.

Memo

To:	All Stakeholders & Employees
From:	Bob Daigle
Date:	December 3, 2007
Re:	Bob Daigle’s direct reports

As a result of last Thursday’s vote by Union Bankshares shareholders to approve the merger with Camden National Corporation, I’m pleased to announce the following appointments to our combined organization’s executive team who will report directly to me effective the official legal day of the merger, which is expected to be on or about January 1, 2008.

•

Peter Blyberg will become Vice Chairman of Camden National Bank and will be focused on business development in our Downeast markets during 2008, until his previously announced retirement at the end of 2008.

•

Joanne Campbell will continue as Senior Vice President of Risk Management and will be responsible for overseeing the Company’s enterprise risk management activities including audit, compliance, information security and will expand her responsibility to include credit administration.

•	Sean Daly will continue as Camden National Corporation’s Chief Financial Officer with oversight of Information Technology. During 2008, Sean will also continue to oversee our integration efforts.

•

Greg Dufour will continue as President and Chief Executive Officer of Camden National Bank and Chief Banking Officer of Camden National Corporation. Responsible for all banking activities of the Company, Greg will oversee Marketing and Strategic Planning for the Corporation. Greg’s duties will also include responsibility for Acadia Trust, N.A., our wealth management subsidiary, which is led by Larry Blaisdell as its President and Chief Executive Officer. Becky Sargent from Union Trust will join Larry in leading our wealth management activities in Downeast Maine.

•	Annie Edwards will continue as Vice President of Human Resources for Camden National Corporation and her duties will expand to include oversight of our Stakeholder Development Center.

•	Peter Greene will be Senior Vice President of Operations for our combined organization. Peter will continue to work with Sean in overseeing the integration efforts.

Over the next few weeks, these leaders will complete their efforts in finalizing the organizational chart and positions for the remainder of the Company. We will also work towards communicating other aspects of the integration that may affect stakeholders and employees.

Jim Collins said it best in his book, Good To Great: Getting the right people in the right seats is a key to a company’s success. I ask that all stakeholders and employees remain patient as the executive team works to complete this important task. In the meantime, please join me in congratulating all of individuals noted above as they assume their new or expanded duties in the future.

Forward-Looking Statements

This report contains statements that may be considered forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. Forward-looking statements can be identified by the use of the words “believe,” “expect,” “anticipate,” “intend,” “estimate,” “assume,” “will,” “should,” and other expressions which predict or indicate future events or trends and which do not relate to historical matters. Forward-looking statements should not be relied on, because they involve known and unknown risks, uncertainties and other factors, some of which are beyond the control of Camden National Corporation (“Camden”). These risks, uncertainties and other factors may cause the actual results, performance or achievements of Camden to be materially different from the anticipated future results, performance or achievements expressed or implied by the forward-looking statements.

Some of the factors that might cause these differences include the following: (i) failure of the parties to satisfy the closing conditions in the Merger Agreement in a timely manner or at all; (ii) failure of the shareholders of Union Bankshares Company (“Union Bankshares”) to approve the Merger Agreement; (iii) failure to obtain governmental approvals of the Merger, or imposition of adverse regulatory conditions in connection with such approvals; (iv) disruptions in the businesses of the parties as a result of the pendency of the Merger; (v) integration costs following the merger, (vi) changes in general, national or regional economic conditions; (vii) changes in loan default and charge-off rates; (viii) reductions in deposit levels necessitating increased borrowing to fund loans and investments; (ix) changes in interest rates; (x) changes in laws and regulations; (xi) changes in the size and nature of the Camden’s competition; and (xii) changes in the assumptions used in making such forward-looking statements. Other factors could also cause these differences. For more information about these factors please see Camden’s and Union Bankshares’ filings with the SEC, including their Annual Report on Form 10-K on file with the Securities and Exchange Commission (“SEC”). All of these factors should be carefully reviewed, and readers should not place undue reliance on these forward-looking statements. These forward-looking statements were based on information, plans and estimates at the date of this report, and the Company does not promise to update any forward-looking statements to reflect changes in underlying assumptions or factors, new information, future events or other changes.

Additional Information and Where to Find It

In connection with the proposed merger of Union Bankshares with and into Camden, Camden and Union Bankshares have filed relevant materials with the SEC, including the registration statement on Form S-4 containing a proxy statement/prospectus dated October 23, 2007. INVESTORS ARE URGED TO READ THESE MATERIALS BECAUSE THEY CONTAIN IMPORTANT INFORMATION ABOUT CAMDEN, UNION BANKSHARES AND THE MERGER. The proxy statement/prospectus and other relevant materials, and any other documents filed by Camden or Union Bankshares with the SEC, may be obtained free of charge at the SEC’s website at www.sec.gov. In addition, investors may obtain free copies of the documents filed with the SEC by Camden by directing a written request to Camden National Corporation, Two Elm Street, Camden, Maine 04843, Attention: Suzanne Brightbill, and free copies of the documents filed with the SEC by Union Bankshares by directing a written request to Union Bankshares Company, 66 Main Street, Ellsworth, Maine 04605, Attention: Clerk.

Information about the directors and executive officers of Camden and Union Bankshares and information about any other persons who may be deemed participants in this transaction is included in the proxy statement/prospectus dated October 23, 2007. You can find information about Camden’s directors and executive officers in the proxy statement for Camden’s annual meeting of stockholders filed with the SEC on March 21, 2007. You can find information about Union Bankshares’s directors and executive officers in the proxy statement/prospectus dated October 23, 2007. You can obtain free copies of these documents from the SEC, Camden or Union Bankshares using the contact information above.

Contacts:

Suzanne Brightbill	Terance Fancy
Assistant Vice President, Public Relations Officer	Vice President, Compliance Officer
Camden National Corporation	Union Trust Company
207.230.2120	207.667.4537, ext 243
sbrightbill@camdennational.com	tfancy@uniontrust.com

Participants in Solicitation

Camden, Union Bankshares and their respective executive officers and directors may be deemed to be participants in the solicitation of proxies from the shareholders of Union Bankshares in connection with the merger.